  Exhibit 99.1

Silver Elephant Announces Closing
of Private Placement, Total $1,976,000

Vancouver, British Columbia, May 20, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has closed the second and final tranche of the oversubscribed non-brokered private placement (the “Placement”) first announced on April 15, 2020.

The second tranche of the Placement raised gross cash proceeds of $645,060 through the issuance of 4,962,000 units (the “Units”) of Silver Elephant at a price of $0.13 per Unit. No finder’s fees were paid on this second tranche.

The first tranche of the Placement, raised gross proceeds of $1,330,940 and closed on May 1, 2020.

The total gross aggregate of the Placement raised proceeds of $1,976,000 which are expected to be used for the Company’s mineral project development and for general working capital purposes.

Each Unit is comprised of one Common share and one Common share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Common share of the Company at an exercise price of $0.16 for a period of three years from the closing of the second tranche of the Placement.

All Common shares attached to the Units issued in connection with the Placement are subject to a four month and one day hold period.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.